SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period commencing July 19, 2005 through October 17, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

Report on the performance of the Philips Group
Philips Group
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Semiconductors
Other Activities
Unallocated
LG.Philips Displays joint venture (100%)
Highlights in the 1st nine months
Other information
Consolidated statements of income
Consolidated balance sheets and additional ratios
Consolidated statements of cash flows*
Consolidated statement of changes in stockholders’ equity
Product sectors
Product sectors and main countries
Pension costs
Consolidated statements of income in accordance with IFRS
Consolidated balance sheets and additional ratios in accordance with IFRS
Reconciliation from US GAAP to IFRS
Reconciliation of non-US GAAP performance measures
Reconciliation of non-US GAAP performance measures (continued)
Philips quarterly statistics

This report comprises (i) a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2005, dated October 17, 2005, and (ii) a copy of each of following press releases entitled:
—	“Philips announces pricing and sale of LG.Philips lcd shares”, dated July 21, 2005;

—	“Philips announces pricing and sale of TMSC shares”, dated August 5, 2005;

—	“Philips to expand lighting business and continue share buyback”, dated August 15, 2005;

—	“Philips sells its remaining stake in GN Great Nordic”, dated August 18, 2005;

—	“World’s leading display partnership between Philips and TPV starts up now”, dated September 5, 2005;

—	“Semiconductors and Consumer Electronics Analyst Day”, dated September 15, 2005;

—	“Philips announces a hands-free solution for medical specialists”, dated September 21, 2005;

—	“Philips unveils latest wave of brand advertising campaign”, dated September 22, 2005; and

—	“Philips announces new investment of EUR 35 million in Turnhout Lighting plant”, dated September 27, 2005.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 17th day of October 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee (President, Chairman of the Board of Management)

/s/ P.J. Sivignon (Chief Financial Officer, Member of the Board of Management)

Report on the performance of the Philips Group
—	all amounts in millions of euros unless otherwise stated

—	the data included in this report are unaudited

—	financial reporting according to US GAAP unless otherwise stated

—	includes restatement of brand campaign to Unallocated and MDS to Other Activities
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph in this report.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation.
Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-US GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.
Philips reports improved net profit of EUR 1,436 million
Sales increased 5% to EUR 7,626 million
Philips recorded net income of EUR 1,436 million (EUR 1.14 per share), compared with net income of EUR 1,172 million (EUR 0.92 per share) in the corresponding period of 2004. The increase was primarily attributable to the sale of several stakes which together yielded a non-taxable gain of EUR 1,086 million. Q3 2004 included a EUR 635 million non-taxable gain related to the NAVTEQ IPO.
Sales increased to EUR 7,626 million, 5% above Q3 2004. Adjusted for the upward effect of currency movements and consolidation changes, comparable sales increased by 4%, driven by strong growth in all main product divisions except Semiconductors. Sequential sales at Semiconductors did, however, increase by 7% in US dollar terms.
Income from operations amounted to EUR 442 million, compared to EUR 1,019 million in the same period of last year. Q3 2004 included the gain related to the NAVTEQ IPO and a EUR 51 million property damage insurance settlement. The current quarter included a EUR 136 million gain on completion of the deal with TPV Technology.
Financial income and expenses resulted in income of EUR 190 million, an improvement of EUR 260 million compared to Q3 2004. This improvement mainly resulted from the sale of the remaining stakes in Atos Origin and Great Nordic.
Unconsolidated companies contributed EUR 907 million to net income; this included the gains of EUR 460 million and EUR 121 million on the sale of TSMC and LG.Philips LCD shares respectively. The result of LG.Philips LCD also included a dilution gain of EUR 189 million (EUR 108 million in Q3 2004).
Cash flow from operating activities increased to EUR 496 million, compared to EUR 292 million in Q3 2004. Inventories as a percentage of sales amounted to 13.2%, a record low for the third quarter.

Gerard Kleisterlee,
Philips’ President and CEO:

“After a slower first half-year, we are pleased to see growth across Philips has picked up in the third quarter as we improved our profitability. Thanks to the solid underlying performance during the quarter, we are on track with our financial targets and delivering on our commitments. We were able to outperform weaker consumer markets thanks to innovative product concepts like the new Flat TV and shaver ranges. We also saw improving results from our Semiconductors business as our renewal program begins to take effect. In addition, our Medical Systems business continued to show strong revenue growth.
During the quarter, we made progress in implementing our strategy by further reducing our stakes in other companies. We used some of the proceeds to acquire Stentor, a leading healthcare IT company, and to support our share buy-back program. We also announced a significant investment in the emerging technology of solid-state lighting through the planned acquisition of a further 47% stake in Lumileds.”

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	7,229	7,626

Income from operations	1,019	442
as a % of sales	14.1	5.8
Financial income and expenses	(70)	190
Income taxes	(97)	(94)
Results unconsolidated companies	337	907
Minority interests	(17)	(9)

Net income	1,172	1,436
Per common share — basic	0.92	1.14

Net income
•	Net income improved to EUR 1,436 million (EUR 1.14 per share), compared to EUR 1,172 million (EUR 0.92 per share) in Q3 2004.

•	Income from operations included a gain of EUR 136 million related to the TPV deal. In Q3 2004, income from operations included a gain of EUR 635 million due to the NAVTEQ IPO and a EUR 51 million property damage insurance settlement.

•	Financial income and expenses included a EUR 233 million gain on the sale of the remaining stakes in Atos Origin and Great Nordic.

•	Results relating to unconsolidated companies were boosted by the sale of shares in TSMC (EUR 460 million) and by both a sale of shares (EUR 121 million) and a dilution gain (EUR 189 million) at LG.Philips LCD.
Sales by sector
in millions of euros unless otherwise stated

	Q3	Q3		% change
	2004	2005	nominal	comparable

Medical Systems	1,408	1,531	9	7
DAP	450	519	15	13
CE	2,280	2,541	11	8
Lighting	1,105	1,185	7	5
Semiconductors	1,168	1,193	2	(1)
Other Activities	818	657	(20)	(11)

Philips Group	7,229	7,626	5	4

Sales by sector
•	Nominal sales for the Group increased by 5% compared to Q3 2004. Adjusted for the effect of currency movements and consolidation changes, comparable sales increased by 4%. Comparable sales showed strong growth in all main product divisions except Semiconductors, which, however, recorded 7% sequential sales growth in US dollar terms.

•	Comparable sales at Medical Systems increased by 7%, driven by Computed Tomography, X-Ray and Cardiac & Monitoring Systems. All product groups of DAP contributed to the 13% comparable sales increase. Within Consumer Electronics, the 8% growth was driven by Connected Displays and Home Entertainment Networks. Lighting’s comparable growth was underpinned by strong sales in both its Lamps and Luminaires businesses. The decline in Other Activities sales was largely attributable to the decrease in sales at Corporate Investments and MDS.
Sales per region
in millions of euros unless otherwise stated

	Q3	Q3		% change
	2004	2005	nominal	comparable

Europe/Africa	2,980	3,050	2	3
North America	1,879	2,042	9	8
Latin America	392	517	32	17
Asia Pacific	1,978	2,017	2	1

Philips Group	7,229	7,626	5	4

Sales per region
•	All regions showed comparable sales growth, led by Latin America where all five main product divisions increased sales compared to Q3 2004. Both DAP and CE contributed strongly to the comparable sales growth in Europe/Africa and in North America. In the latter, Medical Systems also showed strong growth. In Asia Pacific, solid sales growth at DAP and Medical Systems was offset by a decline in Other Activities.

Income (loss) from operations by sector
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Medical Systems	164	155
DAP	86	91
CE	(12)	164
Lighting	142	130
Semiconductors	179	90
Other Activities	580	(62)
Unallocated	(120)	(126)

Philips Group	1,019	442
as a % of sales	14.1	5.8

Income from operations
•	Income from operations at Medical Systems (excluding MedQuist and a decline in income of approximately EUR 11 million related to the acquisition of Stentor) increased by EUR 15 million, mainly due to higher sales.

•	DAP’s income from operations increased to EUR 91 million on the back of strong sales growth, while profitability as a percentage of sales remained in line with our annual target.

•	Consumer Electronics’ income from operations included a gain of EUR 136 million due to the completion of the TPV deal. Excluding this gain and a EUR 67 million reduction in license income due to lower past-use income, CE’s income (excluding restructuring) showed a marked improvement.

•	The EUR 12 million reduction in Lighting’s income from operations was attributable to additional R&D investments in innovative products and a weaker market for consumer applications in the United States.

•	Sequentially, Semiconductors’ income from operations improved by EUR 63 million. Q3 2004 income from operations included a gain of EUR 51 million related to a property damage insurance settlement (Caen, France).

•	Excluding the EUR 635 million gain on the NAVTEQ IPO, income from operations of Other Activities was in line with Q3 2004.
Financial income and expenses
in millions of euros

	Q3	Q3
	2004	2005

Interest expenses (net)	(66)	(50)

Income from non-current financial assets	(1)	242

Other	(3)	(2)

Total	(70)	190

Financial income and expenses
•	Financial income and expenses improved by EUR 260 million from Q3 2004 to a profit of EUR 190 million. This improvement mainly resulted from a gain of EUR 233 million on the sale of the remaining stakes in Atos Origin (EUR 185 million) and Great Nordic (EUR 48 million).

•	Net interest expense was EUR 16 million lower than in Q3 2004 as a result of improved cash and debt positions.
Results unconsolidated companies
in millions of euros

		Q3	Q3
		2004	2005

LG.Philips LCD:	Operational	95	69
	Dilution effect	108	189
	Sale shares	—	121

LG.Philips Displays		20	(4)
Others		114	532	*

Total		337	907

*	Includes EUR 460 million from sale of TSMC shares
Results relating to unconsolidated companies
•	Results relating to unconsolidated companies were EUR 570 million higher than in Q3 2004, boosted by the sale of shares in TSMC (EUR 460 million) and by both a sale of shares (EUR 121 million) and a dilution gain (EUR 189 million) at LG.Philips LCD. The Q3 2004 results of LG.Philips LCD included a dilution gain of EUR 108 million.

Cash balance
in millions of euros

	Q3	Q3
	2004	2005

Beginning balance	2,434	3,005

Net cash from operating activities	292	496
Gross capital expenditures	(263)	(240)
Acquisitions/divestments	367	915
Other cash from investing activities	60	621
Dividend paid	—	—
Changes in debt/other	(1,280)	(453)

Ending balance	1,610	4,344

Cash balance
•	The EUR 1,339 million increase in cash during the quarter was driven by improved operational cash flow and the EUR 1,714 million proceeds from the sale of shares of TSMC (EUR 770 million), Atos Origin (EUR 554 million), LG.Philips LCD (EUR 323 million) and Great Nordic (EUR 67 million).

•	Other than net capital expenditures, the main cash outflows in the quarter were EUR 175 million for the Stentor acquisition and EUR 347 million in connection with the share repurchase program.

•	Debt decreased by EUR 106 million due to a reduction of long-term debt. During Q3 2004, a repayment of EUR 1 billion was made on a maturing bond.
Cash flows from operating activities
•	Cash flows from operating activities improved by EUR 204 million to EUR 496 million. The increase was driven by higher dividend receipts from TSMC (EUR 163 million) and lower working capital requirements (EUR 157 million), mainly related to lower inventory build-up.
Gross capital expenditures
•	Compared to Q3 2004, gross capital expenditures were reduced by EUR 23 million, mainly at Semiconductors and Lighting.

Inventories
•	Inventories as a percentage of sales amounted to 13.2%, a new record low for the third quarter, 0.2 percentage points below Q3 2004.

•	In value terms, inventories decreased by EUR 33 million to EUR 4,022 million.
Net debt and group equity
•	During the quarter, net debt decreased by EUR 1,461 million to a debt-free position. Total debt decreased by EUR 122 million and liquid assets increased by EUR 1,339 million.

•	Compared to Q2 2005, group equity increased by EUR 853 million. The positive net income of EUR 1,436 million was partially offset by the decrease in unrealized gains on available-for-sale securities following the sale of both Atos Origin and Great Nordic shares and the reduction in equity due to the share repurchase program.
Employment
•	A seasonality-driven increase in the number of employees was partially offset by a reduction of 1,770 from the net effect of consolidations and deconsolidations. The main deconsolidation was the sale of parts of the monitor and entry-level flat television business to TPV Technology.

•	The increase in the number of temporary employees more than offset the decrease in the number of permanent employees.

Medical Systems
Medical Systems: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	1,408	1,531
Sales growth
% nominal	0	9
% comparable	5	7

Income from operations	164	155
as a % of sales	11.6	10.1

Net operating capital (NOC)	3,815	3,506

Number of employees (FTEs)	30,856	31,245

Business highlights
•	The Metro Health Hospital in Grand Rapids, Michigan, completed the first installation of Xtenity — Philips’ healthcare IT system for tracking patient records and billing, which is based on technology from partner Epic Systems.

•	Philips signed a EUR 48 million agreement with Capital Health, which is part of the largest integrated academic health district in Canada.

•	In August, Philips acquired Stentor Inc. — a leading provider of picture archiving and communication systems (PACS) based in Brisbane, California.
Financial performance
•	Order intake continued to grow, showing a year-on-year comparable increase of 9% in equipment orders.

•	Sales of EUR 1,531 million were a record for the third quarter. Nominal sales grew by 9%, comparable sales by 7%, fueled by all businesses except MedQuist, Nuclear Medicine and Medical IT. While the customer response to the planned acquisition of Stentor was very positive, it has temporarily impacted Medical IT in both sales and orders as customers put their orders (for the current Easy Access PACS) on hold in anticipation of the new iSite® PACS from Stentor. Computed Tomography, X-Ray and Cardiac & Monitoring Systems posted double-digit sales growth, mainly due to successful introductions of new products. Very strong sales growth was visible in China and Japan, showing the success of the growth strategy in the Asia Pacific region.

•	Additional sales-driven income from operations was offset by a EUR 13 million decline at MedQuist (resulting from lower sales and higher costs mainly relating to the billing investigation), an approximately EUR 11 million negative impact due to Stentor acquisition charges and related revenue delays, and an unfavorable geographical sales mix effect.
Looking ahead
•	Backed by its steadily growing order book, Medical Systems aims to further increase market share across all businesses while maintaining its focus on innovation and operational efficiencies.

Domestic Appliances and Personal Care
DAP: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	450	519
Sales growth
% nominal	(3)	15
% comparable	0	13

Income from operations	86	91
as a % of sales	19.1	17.5

Net operating capital (NOC)	571	569

Number of employees (FTEs)	8,739	8,801

Business highlights
•	Philips launched the SmartTouch/Speed-XL — the latest in its line of shavers — featuring a contour-following system, a triple-track shaving system and 50% more shaving surface.

•	Philips sold its 10 millionth Senseo after launching the product 4 years ago. Senseo is now sold in 8 countries including the US, Germany, France and the Netherlands.
Financial performance
•	While all product groups contributed to the 13% increase in comparable sales, growth was mainly driven by Shaving & Beauty and Food & Beverage. Sales of Shaving & Beauty rose 13% thanks to the launch of the new SmartTouch/Speed-XL shaver. Food & Beverage sales increased 23% on the back of strong performance of Food appliances, the Senseo coffee machine and the PerfectDraft rollout. On a regional basis, sales growth was most marked in Europe, Latin America and Asia, while North America showed a more modest increase.

•	Income from operations increased to EUR 91 million, driven by the strong sales growth. While profitability as a percentage of sales declined slightly, it remained consistent with our annual target.
Looking ahead
•	The focus will remain on launching innovative products, extending alliances and expanding retail channels into emerging markets.

•	Given the current market expectations, DAP is expected to achieve its profitability target of 15 — 16% for the full year.

Consumer Electronics
Consumer Electronics: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	2,280	2,541
Sales growth
% nominal	3	11
% comparable	7	8

Income (loss) from operations	(12)	164
as a % of sales	(0.5)	6.5

Net operating capital (NOC)	308	212

Number of employees (FTEs)	18,996	16,570

Business highlights
•	At IFA — Europe’s largest consumer electronics show — Philips unveiled its latest digital consumer electronics products, including the Wireless Music Center, the Showline Media Center PC, a cordless videophone and a range of high-definition-ready flat-panel TVs.

•	In the Netherlands, Philips and telecom provider KPN launched a cordless phone for voice- and video-over-internet protocol. In Germany, Philips and the leading Pay-TV operator Premiere are to introduce high-definition television.

•	The European Imaging & Sound Association (EISA) chose the Streamium Wireless Music Center as “System of the Year” and the ClearLCD technology as “Innovation of the Year”.
Financial performance
•	Sales amounted to EUR 2,541 million, an increase of 8% on a comparable basis, with Connected Displays and Home Entertainment Networks both posting strong growth. Sales grew in all regions, particularly North America and Latin America. Licenses showed a decline of 49% on a comparable basis.

•	Adjusted for restructuring and the EUR 136 million gain from the deal with TPV Technology, income from operations (excluding Licenses) grew to EUR 12 million. Total restructuring charges amounted to EUR 22 million, compared to EUR 27 million in Q3 2004.

•	Licenses’ income from operations amounted to EUR 38 million, which was EUR 67 million lower than in Q3 2004. The decrease was mainly due to lower past-use income.

•	Net operating capital showed a significant decrease compared to Q3 2004 due to tighter inventory management and the further de-risking of the supply chain as a consequence of the TPV deal.
Looking ahead
•	In connection with the successful Business Renewal Program, restructuring charges of approximately EUR 20 million are expected in Q4 2005.

•	CE (including Licenses) is on track to achieve its 2006 profitability target of 4 — 4.5%.

Lighting
Lighting: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	1,105	1,185
Sales growth
% nominal	2	7
% comparable	7	5

Income from operations	142	130
as a % of sales	12.9	11.0

Net operating capital (NOC)	1,679	1,721

Number of employees (FTEs)	44,571	44,559

Business highlights
•	As part of its drive to expand the LED lighting business, Philips announced the planned investment of approximately EUR 765 million to acquire Agilent’s 47% shareholding in Lumileds.

•	Philips announced an investment of EUR 35 million to expand the production of MASTER Colour CDM gas-discharge lamps at its lighting competence center in Turnhout, Belgium.

•	Philips introduced the revolutionary CosmoPolis system, which offers the prospect of significant savings on energy and running costs of street lighting.
Financial performance
•	Sales amounted to EUR 1,185 million, an increase of 5% on a comparable basis, driven by solid growth in the Lamps and Luminaires businesses. On a regional basis, higher sales were recorded in Europe, Asia and North America. Lighting increased its global market share in the quarter.

•	Income from operations was EUR 12 million below the level of Q3 2004 as a result of weak demand for UHP systems and additional R&D investments in new, innovative products.
Looking ahead
•	Following the announcement of the planned acquisition of Lumileds Lighting, it is expected that this business will be consolidated during Q4 2005.

•	The division will continue to invest R&D and capital in innovative sectors — solid-state lighting, LCD backlighting, gas-discharge and automotive lamps — with product deliveries beginning to ramp up in Q1 2006.

Semiconductors
Semiconductors: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	1,168	1,193
Sales growth
% nominal	20	2
% comparable	22	(1)

Income from operations	179	90
as a % of sales	15.3	7.5

Net operating capital (NOC)	3,042	2,536

Number of employees (FTEs)	33,369	35,790

Business highlights
•	Hewlett Packard announced it will integrate Philips’ radio frequency identification (RFID) technology into its supply chain management processes, helping establish 2nd generation RFID solutions as a standard.

•	In the US, the communications technology provider Qualcomm selected Philips’ wireless local area network solutions for Wi-Fi connectivity for integration in its mobile station modem chipsets.

•	In Europe, Philips introduced the Nexperia TV810 DVB semiconductor system solution, which has been designed to enable manufacturers to accelerate the move to digital television.

•	In Germany, TeleGent GmbH, a provider of set-top box (STB) platforms to ODMs and OEMs, was one of the first companies to design an IP STB with Philips’ new Nexperia-based IP STB development kit.
Financial performance
•	While comparable sales declined 1%, sequentially sales grew 7% in US dollar terms, driven by the Mobile & Personal and Home businesses.

•	The book-to-bill ratio improved from 1.00 at the end of Q2 to 1.09 at the end of Q3.

•	The utilization rate improved from 77% in Q2 2005 to 81% this quarter.

•	The lower income from operations compared to Q3 2004 was primarily attributable to a lower utilization rate and a EUR 51 million property damage insurance settlement that was included in last year’s result.

•	Compared to Q2 2005, income from operations was positively impacted by higher foundry utilization and the initial impact of the business renewal program. Improvement was visible across all businesses.
Looking ahead
•	Sequential sales growth in US dollar terms is expected to be similar to that in Q3 2005.

Other Activities
Other Activities: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	818	657
Sales growth
% nominal	(3)	(20)
% comparable	6	(11)

IFO Corporate Technologies	(84)	(60)
IFO Corp. Investments and others	664	(2)

Income (loss) from operations	580	(62)
as a % of sales	70.9	(9.4)

Net operating capital (NOC)	221	564

Number of employees (FTEs)	27,676	21,734

Business highlights
•	Samsung adopted the complete range of Philips’ LifeVibes software products for music, voice, video, java and DRM. In North America — where voice quality is a key differentiator —the communications technology provider Qualcomm adopted LifeVibes Voice solutions to improve clarity and intelligibility of speech.

•	Philips Corporate Technologies is to provide technology and tooling licenses to Boeing and its partners to help create and test energy-efficient integrated circuits called “clockless ICs”.
Financial performance Corporate Technologies
•	Corporate Technologies recorded a loss from operations of EUR 60 million, an improvement of EUR 24 million compared to Q3 2004. The discontinuation of LCoS in Q4 2004 and the divestment of PolyLED in August 2005 had a positive effect.
Financial performance Corp. Investments/others
•	Sales of Other Activities in Q3 2005 were 20% below the same period last year. The decline was largely attributable to lower sales at Corporate Investments and MDS.

•	The income from operations of Optical Storage was negatively impacted by high price pressure and additional license costs.

•	Compared to Q3 2004, income from operations related to past product-liability settlements had a positive impact of EUR 19 million on the result.

•	The IPO of NAVTEQ in Q3 2004 resulted in a net book gain of EUR 635 million.
Looking ahead
•	The strategic options for MDS remain under review. This could lead to impairment charges in Q4.

•	Restructuring charges of approximately EUR 30 million are expected in Q4 for Corporate Investments.

Unallocated
Unallocated: key data
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Corporate and regional overheads	(70)	(71)

Global brand campaign	(33)	(13)

Pensions/postretirement benefit costs	(17)	(42)

Income (loss) from operations	(120)	(126)

Number of employees (FTEs)	2,600	2,397

Business highlights
•	One year after launching its ‘Sense and simplicity’ campaign, Philips unveiled emerging design concepts in Paris, demonstrating the potential for translating simplicity into groundbreaking products.

•	Philips jumped 12 places in the 2005 Business Week/Interbrand annual ranking of the top 100 most valuable brands.
Financial performance
•	Corporate and Regional Overhead costs were virtually in line with Q3 2004.

•	The brand campaign spend during the quarter mainly related to the first wave. The brand campaign spend in 2004 started in September.

•	Pension costs were higher than in Q3 2004, mainly in North America and Europe. In North America, an actuarial finalization of pension expense for inactive employees increased charges by EUR 14 million. In Europe, the increased costs were related to the migration from a defined-benefit to a defined-contribution plan in certain countries.
Looking ahead
•	Investments related to the second wave of the brand campaign are expected to total approximately EUR 60 million in Q4.

LG.Philips Displays joint venture (100%)
LG.Philips Displays joint venture (100%)
in millions of euros unless otherwise stated

	Q3	Q3
	2004	2005

Sales	830	569
Sales growth
% nominal	(4)	(31)

Income from operations	56	2
as a % of sales	6.7	0.4

Net income (loss) (100%)	40	(7)

Net income (loss)
(Philips share = 50%)	20	(4)

Net operating capital (NOC)	1,457	1,201

Number of employees (FTEs)	22,198	18,863

Financial performance
•	Sales declined by 31% compared to Q3 2004. The decline was evident in all regions except North and Latin America, where television tube sales grew by 3%.

•	Net restructuring charges totaled EUR 12 million in the quarter.

•	Philips’ share in the net loss was EUR 4 million, a deterioration of EUR 24 million compared to Q3 2004.
Looking ahead
•	The success of flat displays is putting increasing pressure on the demand and prices for CRTs. The management of LPD is studying measures to further improve the cost base and to align capacity. This could require accelerated restructuring programs, the cost of which cannot be estimated at this time.

Highlights in the 1st nine months
The 1st nine months of 2005
•	Net profit EUR 2,536 million

•	Comparable sales up 2%, driven by Medical Systems, Lighting, CE and DAP

•	Income from operations EUR 782 million

•	Unconsolidated companies contributed EUR 1,751 million to net income

•	Net debt : group equity ratio 0:100
Net income
in millions of euros

	January-	January-
	Sept.	Sept.
	2004	2005

Sales	21,140	21,348

Income from operations	1,593	782
as a % of sales	7.5	3.7
Financial income and expenses	(201)	85
Income taxes	(230)	(55)
Results unconsolidated companies	1,224	1,751
Minority interests	(48)	(27)
Cumulative effect of a change in accounting principles, net of tax	—	—

Net income	2,338	2,536
Per common share — basic	1.83	2.01

Management summary
•	Net income was a profit of EUR 2,536 million, compared to EUR 2,338 million in the first nine months of 2004.

•	Sales amounted to EUR 21,348 million, 1% higher than in the same period last year. The weaker US dollar and dollar-related currencies, together with (de)consolidation changes (mainly NAVTEQ), had a downward effect of 1%. Consequently, comparable sales were 2% higher than in the corresponding period of 2004, predominantly thanks to the non-cyclical businesses.

•	Comparable sales grew at DAP (8%), Medical Systems (6%), Lighting (5%) and Consumer Electronics (4%). This growth was partially offset by weaker sales at Semiconductors and MDS.

•	Income from operations was EUR 782 million, compared to EUR 1,593 million in the same period last year. Last year, the EUR 635 million non-taxable gain on the IPO of NAVTEQ positively impacted the result. The current year includes a EUR 136 million gain on completion of the deal with TPV Technology

•	Unconsolidated companies contributed EUR 1,751 million to net income, compared to EUR 1,224 million in the first nine months of 2004. This year’s result included the gains of EUR 460 million and EUR 121 million on the sale of TSMC and LG.Philips LCD shares respectively. The result of LG.Philips LCD included a dilution gain of EUR 189 million (EUR 108 million in 2004). The operational results of LG.Philips LCD were EUR 516 million lower than in the corresponding period of last year. The first nine months of 2004 also included a net license gain of EUR 100 million related to InterTrust Technologies Corp. and a dilution gain of EUR 156 million on Philips’ participation in Atos Origin.

Other information
Other information
The European Union Directive on Waste Electrical and Electronic Equipment (WEEE) has entered into effect for products sold after August 13, 2005. The Directive requires EU member states to introduce legislation that regulates the responsibilities of market participants for such waste. Significant member states have not yet finalized this legislation and therefore it is, as yet, premature to determine any possible impact of such legislation for Philips.

Outlook
By building on our improved performance in the third quarter, leveraging our strong order book and capitalizing on positive market reactions to new product launches, we expect Philips to close the year with another solid quarter, keeping us on track to meet our objectives. During the fourth quarter, we plan to complete the acquisition of Agilent’s stake in Lumileds, which will position us to create a new, profitable business in solid-state lighting. And, backed by our strong balance sheet, we will continue to explore opportunities to add to organic growth through other targeted acquisitions that create value for shareholders.
Amsterdam, October 17, 2005
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

		3rd quarter	January to September
	2004	2005	2004	2005
Sales	7,229	7,626	21,140	21,348
Cost of sales	(4,817)	(5,192)	(14,097)	(14,470)

Gross margin	2,412	2,434	7,043	6,878

Selling expenses	(1,084)	(1,179)	(3,176)	(3,361)
General and administrative expenses	(326)	(295)	(1,018)	(933)
Research and development expenses	(641)	(641)	(1,909)	(1,903)
Impairment of goodwill	(4)	—	(18)	—
Restructuring and impairment charges	(58)	(42)	(110)	(120)
Other business income (expense)	720	165	781	221

Income from operations	1,019	442	1,593	782

Financial income and expenses	(70)	190	(201)	85

Income before taxes	949	632	1,392	867

Income tax expense	(97)	(94)	(230)	(55)

Income after taxes	852	538	1,162	812

Results relating to unconsolidated companies, including a net dilution gain of EUR 189 million in the 3rd quarter 2005 (gain of EUR 65 million in the 3rd quarter 2004)	337	907	1,224	1,751

Minority interests	(17)	(9)	(48)	(27)

Net income	1,172	1,436	2,338	2,536

Income from operations as a % of sales	14.1	5.8	7.5	3.7

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,280,091	1,259,133
• diluted			1,282,909	1,261,517

Net income per common share in euros:
• basic	0.92	1.14	1.83	2.01
• diluted	0.91	1.14	1.82	2.01

Consolidated balance sheets and additional ratios
all amounts in millions of euros unless otherwise stated

	Sept. 30,	December 31,	Sept. 30,
	2004	2004	2005
Current assets:
Cash and cash equivalents	1,610	4,349	4,344
Receivables	5,215	4,528	5,421
Inventories	4,055	3,230	4,022
Other current assets	985	1,216	902

Total current assets	11,865	13,323	14,689

Non-current assets:
Investments in unconsolidated companies	6,545	5,670	5,875
Other non-current financial assets	1,210	876	573
Non-current receivables	241	227	167
Other non-current assets	2,451	2,823	3,340
Property, plant and equipment	5,255	4,997	4,938
Intangible assets excluding goodwill	1,129	989	1,039
Goodwill	2,591	1,818	2,170

Total assets	31,287	30,723	32,791

Current liabilities:
Accounts and notes payable	3,456	3,499	3,596
Accrued liabilities	3,359	3,307	3,532
Short-term provisions	918	781	865
Other current liabilities	717	627	619
Short-term debt	1,170	961	967

Total current liabilities	9,620	9,175	9,579

Non-current liabilities:
Long-term debt	3,654	3,552	3,377
Long-term provisions	2,010	2,117	2,160
Other non-current liabilities	716	736	810

Total liabilities	16,000	15,580	15,926

Minority interests	315	283	327
Stockholders’ equity	14,972	14,860	16,538

Total liabilities and equity	31,287	30,723	32,791

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,280,391	1,281,527	1,232,102

Ratios

Stockholders’ equity per common share in euros	11.69	11.60	13.42
Inventories as a % of sales	13.4	10.7	13.2

Net debt : group equity ratio	17:83	1:99	0:100

Net operating capital	9,213	7,192	8,618

Employees at end of period	166,807	161,586	161,096

Consolidated statements of cash flows*
all amounts in millions of euros

		3rd quarter	January to September
	2004	2005	2004	2005
Cash flows from operating activities:
Net income	1,172	1,436	2,338	2,536
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	411	374	1,207	1,115
Impairment of equity investments	—	—	4	—
Net gain on sale of assets	(660)	(960)	(705)	(1,737)
Unconsolidated companies (net of dividends received)	(265)	(106)	(1,142)	(108)
Minority interests (net of dividends paid)	11	(7)	35	11
(Increase) decrease in working capital/other current assets	(396)	(239)	(1,036)	(1,320)
(Increase) decrease in non-current receivables/other assets	(69)	(110)	35	(333)
Increase (decrease) in provisions	61	88	(13)	(13)
Other items	27	20	35	31

Net cash provided by operating activities	292	496	758	182

Cash flows from investing activities:
Purchase of intangible assets	(26)	(18)	(56)	(61)
Capital expenditures on property, plant and equipment	(263)	(240)	(885)	(687)
Proceeds from disposals of property, plant and equipment	30	21	127	98
Cash from/to derivatives	56	(1)	93	(34)
Proceeds from sale (purchase) of other non-current financial assets	—	619	6	617
Proceeds from sale (purchase) of businesses	367	915	309	1,761

Net cash provided by (used for) investing activities	164	1,296	(406)	1,694

Cash flows before financing activities	456	1,792	352	1,876

Cash flows from financing activities:
Increase (decrease) in debt	(1,278)	(106)	(1,469)	(432)
Treasury stock transactions	7	(337)	(27)	(1,036)
Dividends paid	—	—	(460)	(504)

Net cash used for financing activities	(1,271)	(443)	(1,956)	(1,972)

Decrease in cash and cash equivalents	(815)	1,349	(1,604)	(96)
Effect of change in consolidations on cash positions	—	—	117	—
Effect of changes in exchange rates on cash positions	(9)	(10)	25	91
Cash and cash equivalents at beginning of period	2,434	3,005	3,072	4,349

Cash and cash equivalents at end of period	1,610	4,344	1,610	4,344

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity
all amounts in millions of euros

	January to September 2005
				Accumulated other comprehensive income (loss)					Treasury shares at cost
					Unrealized
					gain		Changes
					(loss) on	Additional	in fair		To hedge	To cover
		Capital in		Currency	available-	minimum	value of		share-based	capital	Total
	Common	excess of	Retained	translation	for-sale	pension	cash flow		compensation	reduction	stockholders’
	stock	par value	earnings	differences	securities	liability	hedges	Total	plans	program	equity
Balance as of December 31, 2004	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)		14,860
Net income			2,536								2,536
Net current period change				896	29	(25)	(74)	826			826
Reclassifications into income				68	(233)		(20)	(185)			(185)

Total comprehensive income (loss), net of tax			2,536	964	(204)	(25)	(94)	641			3,177
Dividend payable			(504)								(504)
Purchase of treasury stock									(250)	(847)	(1,097)
Re-issuance of treasury stock		(65)							126		61
Share-based compensation plans		41									41

Balance as of Sept. 30, 2005	263	73	21,378	(2,443)	(30)	(454)	(39)	(2,966)	(1,363)	(847)	16,538

Product sectors
all amounts in millions of euros unless otherwise stated
Sales and income from operations

	3rd quarter
	2004			2005
		Income (loss) from			Income (loss)
		operations			from operations
			as a % of			as a % of
	Sales	amount	sales	Sales	amount	sales
Medical Systems	1,408	164	11.6	1,531	155	10.1
DAP	450	86	19.1	519	91	17.5
Consumer Electronics	2,280	(12)	(0.5)	2,541	164	6.5
Lighting	1,105	142	12.9	1,185	130	11.0
Semiconductors	1,168	179	15.3	1,193	90	7.5
Other Activities	818	580	70.9	657	(62)	(9.4)
Unallocated		(120)			(126)

Total	7,229	1,019	14.1	7,626	442	5.8

	January to September
	2004			2005
		Income (loss)			Income (loss)
		from operations			from operations
			as a % of			as a % of
	Sales	amount	sales	Sales	amount	sales
Medical Systems	4,094	388	9.5	4,314	412	9.6
DAP	1,299	176	13.5	1,407	191	13.6
Consumer Electronics	6,579	100	1.5	6,953	272	3.9
Lighting	3,261	442	13.6	3,429	399	11.6
Semiconductors	3,368	382	11.3	3,293	131	4.0
Other Activities	2,539	477	18.8	1,952	(206)	(10.6)
Unallocated		(372)			(417)

Total	21,140	1,593	7.5	21,348	782	3.7

Product sectors and main countries
all amounts in millions of euros
Sales and total assets

	Sales		Total assets
	January to September		September 30,
	2004	2005	2004	2005
Medical Systems	4,094	4,314	5,685	5,519
DAP	1,299	1,407	962	1,033
Consumer Electronics	6,579	6,952	2,856	2,936
Lighting	3,261	3,429	2,598	2,737
Semiconductors	3,368	3,293	4,320	3,862
Other Activities	2,539	1,953	8,476	7,418
Unallocated			6,390	9,286

Total	21,140	21,348	31,287	32,791
Sales and long-lived assets

	Sales		Long-lived assets*
	January to September		September 30,
	2004	2005	2004	2005
Netherlands	815	733	1,524	1,464
United States	5,037	5,271	3,864	3,335
Germany	1,656	1,605	592	536
France	1,312	1,246	191	186
United Kingdom	824	801	220	180
China	2,185	2,170	432	412
Other countries	9,311	9,522	2,152	2,034

Total	21,140	21,348	8,975	8,147

*	Includes property, plant and equipment and intangible assets

Pension costs
all amounts in millions of euros unless otherwise stated
Net periodic pension costs of defined-benefit plans

	3rd quarter 2005		January-Sept. 2005
	Netherlands	Other	Netherlands	Other
Service cost	52	33	157	97
Interest cost on the projected benefit obligation	139	97	418	287
Expected return on plan assets	(184)	(88)	(552)	(265)
Amortization of unrecognized transition obligation	—	1	—	1
Net actuarial (gain) loss recognized	(7)	13	(21)	33
Amortization of prior service cost	(15)	6	(43)	19
Settlement loss	—	5	—	11
Other	2	2	2	3

Net periodic cost (income)	(13)	69	(39)	186
The net periodic pension costs in the third quarter of 2005 amounted to EUR 72 million, of which EUR 56 million for defined-benefit plans (the Netherlands income of EUR 13 million, other countries cost of EUR 69 million) and EUR 16 million related to defined-contribution plans outside the Netherlands.
Net periodic costs of postretirement benefits other than pensions

	3rd quarter 2005		January-Sept. 2005
	Netherlands	Other	Netherlands	Other
Service cost	4	1	12	3
Interest cost on the accumulated postretirement benefit obligation	4	5	13	17
Amortization of unrecognized transition obligation	—	2	2	4
Net actuarial loss recognized	2	(2)	5	—
Curtailment loss	—	—	—	—

Net periodic cost	10	6	32	24

Consolidated statements of income in accordance with IFRS
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2004	2005	2004	2005
Sales	7,229	7,626	21,140	21,348
Cost of sales	(4,826)	(5,203)	(14,124)	(14,507)

Gross margin	2,403	2,423	7,016	6,841

Selling expenses	(1,085)	(1,176)	(3,181)	(3,346)
General and administrative expenses	(352)	(338)	(1,096)	(1,038)
Research and development expenses	(605)	(563)	(1,789)	(1,690)
Impairment of goodwill	(2)	—	(16)	—
Restructuring and impairment charges	(58)	(42)	(110)	(120)
Other business income (expense)	732	161	801	203

Income from operations	1,033	465	1,625	850

Financial income and expenses	(70)	192	(201)	85

Income before taxes	963	657	1,424	935

Income tax expense	(101)	(101)	(240)	(76)

Income after taxes	862	556	1,184	859

Results relating to unconsolidated companies, including a net dilution gain of EUR 214 million in the 3rd quarter 2005 (gain of EUR 125 million in the 3rd quarter 2004)	399	1,070	1,274	1,890

Minority interests	(17)	(9)	(48)	(28)

Net income	1,244	1,617	2,410	2,721

Income from operations as a % of sales	14.3	6.1	7.7	4.0
Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic			1,280,091	1,259,133
• diluted			1,282,909	1,261,517

Net income per common share in euros:
• basic	0.97	1.29	1.88	2.16
• diluted	0.97	1.29	1.88	2.16

Consolidated balance sheets and additional ratios in accordance with IFRS all amounts in millions of euros unless otherwise stated

	Sept. 30,	December	Sept. 30,
	2004	31, 2004	2005
Current assets:
Cash and cash equivalents	1,610	4,349	4,344
Receivables	5,215	4,528	5,421
Inventories	4,055	3,230	4,022
Other current assets	497	883	531

Total current assets	11,377	12,990	14,318

Non-current assets:
Investments in unconsolidated companies	6,305	5,441	5,649
Other non-current financial assets	1,210	876	573
Non-current receivables	241	227	167
Other non-current assets	1,974	2,122	2,298
Property, plant and equipment	5,290	5,028	4,960
Intangible assets excluding goodwill	2,358	2,324	2,615
Goodwill	2,196	1,463	1,772

Total assets	30,951	30,471	32,352

Current liabilities:
Accounts and notes payable	3,456	3,499	3,596
Accrued liabilities	3,278	3,231	3,490
Short-term provisions	1,066	976	1,015
Other current liabilities	717	627	619
Short-term debt	1,171	962	968

Total current liabilities	9,688	9,295	9,688

Non-current liabilities:
Long-term debt	3,687	3,583	3,404
Long-term provisions	2,241	2,237	2,167
Other non-current liabilities	885	832	867

Total liabilities	16,501	15,947	16,126

Minority interests	315	285	330
Stockholders’ equity	14,135	14,239	15,896

Total liabilities and equity	30,951	30,471	32,352

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,280,391	1,281,527	1,232,102

Ratios

Stockholders’ equity per common share in euros	11.04	11.11	12.90

Inventories as a % of sales	13.4	10.7	13.2

Net debt : group equity ratio	18:82	1:99	0:100

Employees at end of period	166,807	161,586	161,096

Reconciliation from US GAAP to IFRS
all amounts in millions of euros unless otherwise stated
Reconciliation of net income from US GAAP to IFRS

	3rd quarter		January to September
	2004	2005	2004	2005
Net income as per the consolidated statements of income on a US GAAP basis	1,172	1,436	2,338	2,536
Adjustments to IFRS:
Capitalized product development expenses	143	206	439	537
Amortization of product development assets	(103)	(122)	(307)	(310)
Pensions and other postretirement benefits	(37)	(57)	(112)	(141)
Unconsolidated companies	62	163	50	139
Other differences in income	11	(2)	12	(19)
Deferred income tax effects	(4)	(7)	(10)	(21)

Net income in accordance with IFRS	1,244	1,617	2,410	2,721
Reconciliation of stockholders’ equity from US GAAP to IFRS

	September 30,
	2004	2005
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	14,972	16,538
Adjustments to IFRS:
Product development expenses	1,368	1,684
Pensions and other postretirement benefits	(1,868)	(1,909)
Goodwill amortization	(395)	(398)
Unconsolidated companies	(240)	(226)
Recognized results on sale and leaseback transactions	110	84
Other differences in equity	(1)	(5)
Deferred income tax effects	189	128

Stockholders’ equity in accordance with IFRS	14,135	15,896

Reconciliation of non-US GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.
Sales growth composition (in %)

	January to September
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2005 versus 2004

Medical Systems	6.3	(1.5)	0.6	5.4
DAP	7.8	0.5	—	8.3
Consumer Electronics	4.0	0.2	1.5	5.7
Lighting	5.2	(0.1)	—	5.1
Semiconductors	(3.1)	(1.5)	2.4	(2.2)
Other Activities	(12.2)	(0.8)	(10.1)	(23.1)

Philips Group	2.0	(0.6)	(0.4)	1.0
Composition of net debt and group equity

	September 30,
	2004	2005
Long-term debt	3,654	3,377
Short-term debt	1,170	967

Total debt	4,824	4,344
Cash and cash equivalents	(1,610)	(4,344)

Net debt (total debt less cash and cash equivalents)	3,214	0

Minority interests	315	327
Stockholders’ equity	14,972	16,538

Group equity	15,287	16,865

Net debt and group equity	18,501	16,865

Net debt divided by net debt and group equity (in %)	17	0
Group equity divided by net debt and group equity (in %)	83	100

Reconciliation of non-US GAAP performance measures (continued)
Net operating capital to total assets

	Philips	Medical		Consumer			Other
	Group	Systems	DAP	Electronics	Lighting	Semiconductors	Activities	Unallocated
September 30, 2005
Net operating capital (NOC)	8,618	3,506	569	212	1,721	2,536	564	(490)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,557	1,672	391	2,312	779	786	1,137	1,480
- intercompany accounts	—	20	19	87	33	(9)	(136)	(14)
- provisions1)	2,715	259	54	305	131	240	588	1,138
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,875	62		20	73	309	5,265	146
- other non-current financial assets	573							573
- deferred tax assets	2,109							2,109
- liquid assets	4,344							4,344

Total assets	32,791	5,519	1,033	2,936	2,737	3,862	7,418	9,286

1)	provisions on balance sheet EUR 3,025 million excluding deferred tax liabilities of EUR 310 million

September 30, 2004
Net operating capital (NOC)	9,213	3,815	571	308	1,679	3,042	221	(423)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,248	1,559	330	2,174	733	752	1,537	1,163
- intercompany accounts	—	22	6	48	15	(4)	(76)	(11)
- provisions2)	2,744	255	55	306	133	222	710	1,063
Include assets not comprised in NOC:
- investments in unconsolidated comp.	6,545	34		20	38	308	6,084	61
- other non-current financial assets	1,210							1,210
- deferred tax assets	1,717							1,717
- liquid assets	1,610							1,610

Total assets	31,287	5,685	962	2,856	2,598	4,320	8,476	6,390

2)	provisions on balance sheet EUR 2,928 million excluding deferred tax liabilities of EUR 184 million
Composition of cash flow before financing activities

	3rd quarter		January to September
	2004	2005	2004	2005
Cash flow from operating activities	292	496	758	182
Cash flow from investing activities	164	1,296	(406)	1,694

Cash flow before financing activities	456	1,792	352	1,876

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2004				2005
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,631	7,280	7,229	9,179	6,635	7,087	7,626
% increase	2	11	3	2	0	(3)	5

Income from operations	218	356	1,019	14	193	147	442
as a % of sales	3.3	4.9	14.1	0.2	2.9	2.1	5.8

Net income	550	616	1,172	498	117	983	1,436
per common share in euros	0.43	0.48	0.92	0.39	0.09	0.78	1.14

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,631	13,911	21,140	30,319	6,635	13,722	21,348
% increase	2	7	6	4	0	(1)	1

Income from operations	218	574	1,593	1,607	193	340	782
as a % of sales	3.3	4.1	7.5	5.3	2.9	2.5	3.7

Net income	550	1,166	2,338	2,836	117	1,100	2,536
as a % of stockholders’ equity (ROE)	18.5	19.0	24.5	20.3	3.7	16.3	23.7
per common share in euros	0.43	0.91	1.83	2.22	0.09	0.87	2.01

	period ending 2004				period ending 2005
Inventories as a % of sales	12.1	12.5	13.4	10.7	11.9	13.3	13.2

Net debt : group equity ratio	18:82	21:79	17:83	1:99	8:92	8:92	0:100

Total employees (in thousands)	165	166	167	162	161	160	161
Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips announces pricing and sale of LG.Philips lcd shares
Thursday, July 21, 2005
Amsterdam, The Netherlands — Today, LG.Philips LCD Co., Ltd. (“LPL”) (NYSE: LPL, KRX: 034220) announced its follow-on offering in the United States of 27,900,000 primary shares of common stock in the form of American Depositary Shares (ADSs) has been priced at US$21.32 per ADS. This offering was first announced on July 8, 2005. As part of this offering, Philips has sold 7,000,000 secondary shares of LPL common stock in the form of ADSs at the same price. Concurrent with this offering, Philips has sold 2,375,000 secondary shares of LPL common stock as part of a joint private placement with LG Electronics Inc. (LGE) in Korea at a price of WON 44,500 (US$42.64) per share of common stock. One ADS represents one-half of one share of common stock.
After the closing of these transactions, which is scheduled for Tuesday, July 26, 2005, Philips will retain a holding of 135,625,000 shares of LPL common stock. This will result in a reduction in Philips’ holding in LPL from 44.6 to 38.4 percent. From these transactions Philips will receive gross proceeds of approximately EUR 325 million and book a non-taxable gain of approximately EUR 290 million in its earnings for the third quarter of 2005.
LPL has also granted the underwriters a 30-day option to purchase up to 4,600,000 additional primary shares of common stock in the form of ADSs to cover over-allotments, if any. If the over-allotment option is exercised in full, Philips’ holding in LPL will be reduced further to 37.9 percent, and Philips will book an additional non-taxable dilution gain of approximately EUR 20 million in the third quarter of 2005.
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces pricing and sale of TMSC shares
Friday, August 05, 2005
Amsterdam, The Netherlands — Today, Royal Philips Electronics (“Philips”) (AEX: PHI, NYSE: PHG) announced that its secondary offering of 528,010,000 common shares in the form of American Depositary Shares (‘ADSs’) in Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) (TAIEX: 2330, NYSE: TSM) has been priced at USD 8.60 per ADS. Each ADS represents five TSMC common shares. After the closing of this transaction, which is scheduled for August 10, 2005, Philips will receive gross proceeds of approximately EUR 715 million and book a non-taxable gain of approximately EUR 420 million in its earnings for the third quarter of 2005. Philips retains a holding of approximately 4,105 million TSMC shares, representing a reduction in Philips’ stake in TSMC from 18.7 to 16.6 percent.
This offering was first announced on May 10, 2005. Following this transaction, Philips has agreed not to sell additional TSMC shares before the end of 2006, either in Taiwan or international markets. Philips will therefore remain among the largest shareholders in TSMC for the foreseeable future.
The underwriters have also been granted a 30-day option to purchase up to 15 percent additional common shares in the form of ADSs to cover over-allotments, if any. If the over-allotment option is exercised in full, Philips’ holding in TSMC will be reduced further to 16.3 percent, and Philips will receive additional gross proceeds of approximately EUR 105 million and book an additional non-taxable gain of approximately EUR 60 million in its earnings for the third quarter of 2005. The over-allotment option expires September 4, 2005.
For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to expand lighting business and continue share buyback
Monday, August 15, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE: PHG, AEX: PHI), the world leader in lighting, today announced it has signed an agreement with Agilent Technologies Inc. through which Philips will acquire Agilent’s shareholding [approximately 47%] in Lumileds Lighting Int. B.V. for approximately US$950 million (EUR 765 million), to be paid in cash upon completion. Completion of the transaction will result in Philips having a controlling ownership in Lumileds and holding 96.5% of Lumileds’ issued and outstanding share capital. The remaining 3.5% will be owned by an employee trust company. Through this acquisition, Philips will expand its leadership position in the lighting arena for years to come.
In addition to expanding the company’s lighting activities, Philips’ Board of Management today adopted a new share repurchase program of up to 63 million shares for a maximum amount of EUR 1.5 billion to be executed within the next 12 months. Subject to approval by the Annual General Meeting of Shareholders, to be held in March 2006, all shares purchased under this program will be cancelled, resulting in a reduction in Philips’ outstanding share capital. In June 2005, Philips completed a previous six-month share repurchase program in which EUR 500 million in shares were purchased for cancellation. In commenting on these transactions, Gerard Kleisterlee, President and CEO of Royal Philips Electronics said, “While we remain focused on expanding the company through value-creating acquisitions in our Medical Systems, Domestic Appliances and Personal Care and in our Lighting businesses, we’ll continue managing our capital efficiently to create optimum value for our shareholders.”
Acquisition strengthens position in emerging, fast-growth solid-state lighting market Light Emitting Diodes (LEDs) are widely viewed as tomorrow’s lighting technology. Compared to traditional lighting sources, LEDs have clear advantages in terms of lifespan, energy-efficiency, durability, color saturation, environmental-friendliness and safety, and open up a range of new applications, representing a huge market potential for Philips. “This agreement underscores Philips’ commitment to creating value through growth and innovation in emerging technologies,” said Theo van Deursen, Chief Executive Officer of Philips Lighting. “Through this acquisition, we will be fully engaged in all stages and areas of the LED business value chain and uniquely positioned to further strengthen our leadership in this new and exciting market,” Mr. van Deursen added.
Lumileds is headquartered in San Jose, California, USA, and employs 1,760 people at its offices in San Jose, Penang, Malaysia and Best, The Netherlands. Over the last 12 months (August 04 /July 05), Lumileds’ sales increased approximately 28% to US$324 million and the company earned an operating profit of US$83 million during this period. Over the next few years, the market for high brightness LEDs is forecast to grow on average by approximately 25% per year. Lumileds expects to grow faster than the market and achieve average operating margins of approximately 25% in the coming years.
A press briefing with Gerard Kleisterlee and Theo van Deursen on the above announcement will be held at 12.00 CET today at the Philips headquarters building, Amstelplein 2, Amsterdam. At that time, you can also follow the press briefing by visiting www.philips.com/webcast. A recording of this audiocast will be available from this location as of 15.00 CET on August 15.
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips sells its remaining stake in GN Great Nordic
Thursday, August 18, 2005
Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has sold its remaining stake of approximately 6.8 million shares in Copenhagen-based GN Store Nord A/S (“GN Great Nordic”) (KFX: GN Store Nord). The transaction, which closed today, will provide Philips with proceeds of approximately EUR 65 million, and will result in a non-taxable gain of approximately EUR 45 million in the third quarter.
Today’s sale of this financial asset supports Philips’ ongoing moves to focus on the company’s key business activities. Prior to this transaction, Philips held 3.1 percent of GN Great Nordic’s outstanding shares.
Following this transaction, Philips no longer has a stake in GN Great Nordic.
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

World’s leading display partnership between Philips and TPV starts up now
Monday, September 05, 2005
Amsterdam, The Netherlands and Hong Kong, China — Royal Philips Electronics and PV Technology Limited today announced that the transfer of certain activities within Philips’ monitor and flat screen television business has become effective as of September 5, 2005. From this day TPV takes over the manufacturing of Philips’ monitors and entry-level flat screen TV products, as well as the existing OEM monitor business. On December 16, 2004, the parties initiated the transfer by a Letter of Intent. On June 16, 2005, the definitive agreement was signed.
With this announcement, Philips’ OEM monitor business has been transferred to TPV, and from now on Philips will source from TPV branded monitors and entry level flat TVs. Philips will continue to focus on the marketing and sales of both PC monitors and flat TVs globally under the Philips brand and affiliated brands as well as on the development and manufacturing of Philips FlatTVs™ for the mid and high-end segments.
Click here for information on the announcement of the Letter of Intent of December 16, 2004.
Click here for information on the announcement of the signing of the definitive agreement of June 16, 2005
For further information, please contact:
Nanda Huizing
Philips Corporate Communications
Tel +31 20 59 77915
email nanda.huizing@philips.com
Shane Tyau
Director, Corporate Finance TPV
Tel +852 2541 0266
email shanetyau@tpvtechnology.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
About TPV Technology Limited
TPV Technology Limited (HKEX: 0903/SGX: TPV) is a leading solutions provider in monitor display technology. The Group designs and produces a wide range of CRT and TFT-LCD PC monitors for distribution to over 30 countries. TPV’s products add value to customers through cost leadership, timely delivery and superior quality. TPV brands include AOC and Envision. Currently, TPV is the world’s largest TFT-LCD monitor manufacturer and No. 2 for CRT monitor in term of unit shipments. The Company has been listed on both Hong Kong and Singapore stock exchanges since 8th October 1999 and is a component stock of the Strait Times Index of Singapore. TPV ranks 29 in the most recent BusinessWeek’s Info Tech 100 IT companies.

Semiconductors and Consumer Electronics Analyst Day
Thursday, September 15, 2005
Philips updates market on semiconductors and consumer electronics businesses
Amsterdam, The Netherlands — In a meeting with investors and financial analysts today, Royal Philips Electronics (AEX: PHI, NYSE: PHG) will discuss how it has reestablished the fundamentals for a competitive Consumer Electronics business and is now stepping up its business renewal program in Semiconductors to continue improving the performance and reducing the volatility of this business.
Consumer Electronics on the right track to creating sustainable value
At today’s meeting, Mr. Rudy Provoost, CEO of Philips Consumer Electronics, will outline how over the past two years Philips has consistently adopted measures to create a Consumer Electronics business that can compete in a rapidly changing business climate marked by the shift from analog to digital technologies. The key has been to focus on business creation, design, intellectual property, trade marketing and brand management, while outsourcing and simplifying other parts of the business.
Mr. Provoost explained: “By streamlining and simplifying our organization and portfolio, we’ve met our business renewal savings targets, lowered our breakeven point and established an asset-light business model. This puts us on a run-rate by the end of 2005 to achieve an income from operations of between 4 and 4.5 percent (including licenses) for 2006.”
Semiconductors following roadmap to improved business performance
At the meeting today, Philips will also detail a business renewal program in its Semiconductors division, now being accelerated under the division’s CEO, Frans van Houten. The goal is to continue building on the division’s improved performance of the past three years, to achieve a consistent income from operations margin of between 5 and 15 percent through the semiconductor cycle. The program’s ongoing measures include simplifying the organization and pruning non-performing activities, designing the organization around customers in four key segments — automotive & identification, mobile phone & personal entertainment, digital home and multimarket semiconductors — and achieving best-in-class in customer satisfaction.
“We’re confident these measures will help us improve our income from operations margin by 5 percentage points through the semiconductor cycle by the end of 2007,” Mr. van Houten explained. Philips expects sequential growth in USD sales in the third quarter to be approximately 5 percent, with the current order book indicating mid-single digit sequential growth in USD sales in the fourth quarter.
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces a hands-free solution for medical specialists
Wednesday, September 21, 2005
Paris, France — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced robust, remote voice-control for equipment used in manually intensive or sterile medical situations. The announcement is timed to mark the first anniversary of the launch of Philips’ ‘sense and simplicity’ brand positioning. By having usability engineers, researchers and medical specialists work together, a hands-free solution has been developed based on advanced voice control technology. This solution, which is ready for integration into products, is one of several ground-breaking ideas that will revolutionize how users interact with Philips healthcare solutions in the coming years.
The voice-control system, known as Hands-free Interaction in the Hospital (HIH), can complement the clinician’s way of working in situations such as diagnostics, catheter interventions or operations. Even when their hands are occupied, they simultaneously need to interact with other medical equipment. HIH lets them do this by talking to the equipment from up to several metres away. The convenience, reliability and accuracy of the voice control are proven to be very promising in clinical trails executed at a catheter laboratory in the Karolinska University Hospital in Stockholm, Sweden. Here voice control was used in a prototype setting to select functionality and manipulate images on a cardiovascular X-ray machine.
“The beauty of Hands-free Interaction in the Hospital is that the user is not restricted looking for controls under sterile covers, or by having to use headsets or clip-on microphones,” says Dr. Söderman, Department of Neuroradiology of Karolinska Hospital in Stockholm.
HIH uses an array of microphones to locate and track the person speaking. Once the speaker has been identified, background and extraneous speech and noise can be filtered out. Philips has world-leading positions in microphone array processing and in digital noise reduction algorithms, which played a major part in the success of the research. So too did the expertise of Philips Speech Recognition Systems, which has decades of experience in medical speech recognition. This has made it possible to develop systems that identify commands reliably, independent of the user, as soon as the system is switched on. The resulting technology will provide an immediate and true benefit for medical professionals who have their hands full. The HIH technology is currently being tested with a variety of medical equipment under different clinical conditions at different clinical sites, such as other hospitals in the US and Europe.
HIH was one of the few projects chosen out of many examples from throughout Philips that forward the ‘sense and simplicity’ positioning. The announcement was made as part of The Simplicity Event in Paris, hosted by Mr. Gerard Kleisterlee, the President and CEO of Royal Philips Electronics. This event showcases how Philips is dedicated to improving user’s overall experiences.
For further information:
Philips Research
Ellen de Vries
Tel: +31 40 27 42321
Mobile: +31 6 53243037
email ellen.de.vries@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Philips unveils latest wave of brand advertising campaign
Thursday, September 22, 2005
Campaign continues to underline company’s commitment to “sense and simplicity’’
Paris, France — Royal Philips Electronics (NYSE: PHG, AEX: PHI) today unveiled the latest wave of its brand campaign, that continues to evolve around the concept of “sense and simplicity’’ at a company showcase in Paris. Starting in September — and running through to the key December holiday period, to bring its message to customers in nine key markets around the world — China, France, Germany, India, the Netherlands, Russia, Spain, UK and US.
Andrea Ragnetti, Chief Marketing Officer, commented: “We have committed to our brand positioning campaign because we know that it is changing the way that the world sees and experiences Philips. More than just successfully altering perceptions, Philips has jumped 12 places in the latest (2005) Interbrand/BusinessWeek ranking. The Paris Simplicity Event compliments the continued roll-out of our positioning by giving all of our stakeholders a vision of how ‘sense and simplicity’ is shaping Philips and its future growth and success.”
Advertising campaign
The brand campaign will continue to focus firmly on a core target group consisting of the 20 percent of people who do 80 percent of the purchasing of Philips products, typically affluent decision-makers in the 35-55 age range and A/B+ category. “We have always said that the reason these people are interesting to Philips is because they make buying decisions in both their personal and professional lives,” Mr Andrea Ragnetti, Chief Marketing Officer, said.
The second wave of the campaign was developed together with DDB, Philips’ global advertising agency, and media buyers Carat and features existing Philips products that fit the brand positioning. It will run via broadcast, print, outdoor and online in China, France, Germany, India, the Netherlands, Russia, Spain, UK and US.
For further information please contact:
Philips Corporate Communications
Tel 31 20 59 77 217
email corporate.communications@philips.com
About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Philips announces new investment of EUR 35 million in Turnhout Lighting plant
Tuesday, September 27, 2005
Brussels, Belgium — Royal Philips Electronics (NYSE: PHG, AEX: PHI) announces today a new investment of EUR 35 million in its Turnhout Lighting plant. In recent years, Philips Turnhout has developed into the global centre of innovation and production for high-intensity discharge lamps and metal lamp components, and one of the cornerstones of Philips’ Lighting Division. The investments will be made in the period 2005-2007.
This further major investment in Turnhout, which coincides with the plant’s fiftieth anniversary, will strengthen its leadership in the global market and confirms its position as one of Philips’ most successful European plants. Approximately EUR 35 million will be invested in the extension of the production of Master Color CDM lamps. Theo van Deursen, CEO Philips Lighting: “This investment confirms our continuing ambition to set the pace in the lighting industry and shows that we are prepared to make investments in Western Europe when we have technology leadership.”
Ceramic Discharge Metal (CDM) halide lamps use a ceramic burner. They are characterised by their high color rendering and color stability. At the same time, they offer lower energy consumption and a longer lifetime than other discharge lamps and therefore a lower cost of ownership. CDM lamps are being increasingly used in indoor applications — especially in shops, where they allow shop owners to show off their merchandise under bright, true-to-life colors. Outdoors the lamps (called Master City White), with their cosy warm white light and high color rendering, enhance people’s feeling of comfort and safety at night.
Henk Coppens, Senior Vice-President Philips Lighting and general manager of Philips Turnhout: “We are very pleased with this investment. It gives us the opportunity to raise our level of knowledge and to continue offering applications which customers choose because they are tailor-made to their requirements, technically advanced and at the same time simple to set up and to use.”
Master Color CDM lamps are also a good environmental choice as their energy efficiency helps substantially reduce CO2 emissions and will contribute to meeting Europe’s Kyoto targets. This reflects Philips’ firm belief that socially and environmentally responsible behavior contributes to sustained profitable growth and value creation. That is why the company is embedding sustainability thinking and action throughout the organization.
Philips Turnhout currently employs 2,500 people
For further information, please contact:
Jeannet Harpe
Philips Corporate Communications
Tel +31 20 59 77 199
email jeannet.harpe@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter
Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.